

———	Calvert Social Index Fund (A) - $6,127
— —	Calvert Social Index Fund (B) - $6,236
········	Calvert Social Index Fund (C) - $6,233
— —	Calvert Social Index Fund (I) - $6,522
▪·▪·▪·▪·	Calvert Social Index - $6,590
——— ▪	Lipper Large-Cap Core Funds Avg - $6,660